Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 March 6, 2012

$ Autocallable Notes due March 18, 2014 Linked to Brent Crude (futures contract) Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek early exit prior to maturity at a premium if the settlement price of the reference asset is at or above the call level on any of the quarterly review dates.  If the Notes are not called, investors are protected at maturity against up to a 20% decline of the reference asset but will lose some or all of their principal if the final price of the reference asset declines from the initial price by more than 20% over the term of the Notes.  Investors in the Notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the Notes are called.

•                   The first review date, and therefore the earliest call date, is June 7, 20131.

•                   Senior unsecured obligations of Barclays Bank PLC maturing March 18, 20141.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes are expected to price on or about March 7, 20132 (the “pricing date”) and are expected to issue on  March 12, 20132 (the “settlement date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:

Brent Crude (futures contract) (“Brent Crude”), as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.  For reference purposes only, the Bloomberg ticker symbol for the reference asset is “CO1 <Comdty>”.

Automatic Call:

If on any review date, the settlement price of the reference asset is greater than or equal to the call level, the Notes will be automatically called for a cash payment per Note determined as set forth under “Call Price” below.

Call Level:	100% of the initial price

Call Price:

If the Notes are redeemed pursuant to an Automatic Call, on the applicable Call Settlement Date, you will receive your principal amount plus a call premium calculated as follows per $1,000 principal amount Note:

•      4.40%  x $1,000 if called on the first review date

•      8.80%  x $1,000 if called on the second review date

•      13.20%  x $1,000 if called on the third review date

•      17.60%  x $1,000 if called on the final review date

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, you will receive a payment at maturity determined as follows:

•      If the reference asset return is greater than or equal to -20%, you will receive the principal amount of your Notes at maturity.

•      If the final price declines from the initial price by more than 20%, your investment will be fully exposed to any decline in the reference asset.  Accordingly, if the reference asset return is less than -20%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

If the Notes are not subject to an Automatic Call, you will lose some or all of your investment at maturity if final price declines from the initial price by more than 20%.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations —Credit of Issuer” in this free writing prospectus.

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	USD[•]/ barrel, the settlement price of the reference asset on the pricing date.

Final Price:	The settlement price of the reference asset on the final valuation date.

Call Settlement Date:

If the Notes are subject to an Automatic Call, payment will be made on the fifth business day after the applicable review date; provided, however, if the Notes are called less than five business days prior to the maturity date, the Cash Settlement Date will be the maturity date.

Review Dates[1]:	June 7, 2013 (first review date), September 9, 2013 (second review date), December 9, 2013 (third review date) and the final valuation date (final review date)

Final Valuation Date[1]:	March 13, 2014

Maturity Date[1]:	March 18, 2014

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TQS9 / US06741TQS95

1                     Subject to postponement in the event of a market disruption event as described under “Reference Assets— Commodities —Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.

2                     Expected.  In the event we make any change to the expected pricing date and settlement date, the review dates, including the final valuation date, and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1%	99%
Total	$	$	$

3                    The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is    %.  The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257.  As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Brent Crude Appreciation/Depreciation at Review Date.”  The following table assumes a hypothetical initial price of $111.08/barrel, which results in a call level of $111.08/barrel for each of the review dates, and assumes the settlement prices for each review date as set forth below.  The actual initial price and call level will be determined on the pricing date.  There will be only one payment on the Notes whether called or at maturity.  An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The examples below do not take into account any tax consequences from investing in the Notes.

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Settlement Price at Review Date (USD/barrel)	Brent Crude Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date*
199.94	80.00%	4.40%	8.80%	13.20%	17.60%
188.84	70.00%	4.40%	8.80%	13.20%	17.60%
177.73	60.00%	4.40%	8.80%	13.20%	17.60%
166.62	50.00%	4.40%	8.80%	13.20%	17.60%
155.51	40.00%	4.40%	8.80%	13.20%	17.60%
144.40	30.00%	4.40%	8.80%	13.20%	17.60%
133.30	20.00%	4.40%	8.80%	13.20%	17.60%
122.19	10.00%	4.40%	8.80%	13.20%	17.60%
116.63	5.00%	4.40%	8.80%	13.20%	17.60%
113.86	2.50%	4.40%	8.80%	13.20%	17.60%
111.08	0.00%	4.40%	8.80%	13.20%	17.60%
105.53	-5.00%	N/A	N/A	N/A	0.00%
99.97	-10.00%	N/A	N/A	N/A	0.00%
94.42	-15.00%	N/A	N/A	N/A	0.00%
88.86	-20.00%	N/A	N/A	N/A	0.00%
77.76	-30.00%	N/A	N/A	N/A	-30.00%
66.65	-40.00%	N/A	N/A	N/A	-40.00%
55.54	-50.00%	N/A	N/A	N/A	-50.00%
44.43	-60.00%	N/A	N/A	N/A	-60.00%
33.32	-70.00%	N/A	N/A	N/A	-70.00%
22.22	-80.00%	N/A	N/A	N/A	-80.00%
11.11	-90.00%	N/A	N/A	N/A	-90.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

*Total returns at final review date reflect the call price applicable to the final review date if the Notes are called on the final review date, which will occur if the settlement price of Brent Crude is greater than or equal to the call level, or the payment at maturity if the Notes are not called.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from the initial price of $111.08/barrel to settlement price of $122.19/barrel on the first review date.

Because the settlement price on the first review date of $122.19/barrel is greater than or equal to the call level of $111.08/barrel, the Notes are automatically called, and the investor receives a single payment of $1,044.00 per $1,000 principal amount Note.

Example 2: The price of the reference asset decreases from the initial price of $111.08/barrel to a settlement price of $88.86/barrel on the first review date and $77.76/barrel on the second review date.  The price of the reference asset increases to a settlement price of $99.97/barrel on the third review date and $105.53/barrel on the final review date.
Because the settlement price of Brent Crude on each of the review dates is less than the corresponding call level of $111.08/barrel, the Notes are not called.  Because the reference asset return of -5.00% is greater than or equal to -20%, the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The price of the reference asset decreases from the initial price of $111.08/barrel to a settlement price of $94.42/barrel on the first review date, $88.86/barrel on the second review date, $66.65/barrel on the third review date and $66.65/barrel on the final review date.
Because the settlement price on each of the review dates is less than the corresponding call level of $111.08/barrel, the Notes are not called.  Because the reference asset return of -40.00% is less than -20%, investors will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 x -40%] = $600.00

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The review dates, the maturity date, the payment upon an automatic call or at maturity and the reference asset are subject to adjustment as described in the following sections:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

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o      For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•                  Appreciation Potential— If the settlement price of the reference asset is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) 4.40%  x $1,000 if called on the first review date; (ii) 8.80%  x $1,000 if called on the second review date; (iii) 13.20% x $1,000 if called on the third review date; or (iv) 17.60% x $1,000 if called on the final review date.

•                  Potential Early Exit with Appreciation as a Result of Automatic Call Feature— While the original term of the Notes is just over one year, the Notes will be called before maturity if the settlement price of the reference asset is at or above the applicable call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

•                  Limited Protection Against Loss— If the Notes are not called, your payment at maturity of the principal amount of the Notes is protected against a decline in the final price, as compared to the initial price, of up to 20%.  If the final price declines from the initial price by more than 20%, you will lose an amount equal to 1% (or a fraction thereof) of the principal amount of your Notes for every 1% (or a fraction thereof) that the final price is below the initial price. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

•                  Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the reference asset.  If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the reference asset that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii)

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interests in foreign entities.  Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•                  “Risk Factors—Risks Relating to All Securities”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•                  “Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•                  “Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”;

•                  “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

•                  “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected” and

•                  “Risk Factors— Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities.”

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final price declines by more than 20% compared to the initial price, you will be fully exposed to the decline in the final price from the initial price and may lose up to 100% of your initial investment.

•                  Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the price of the reference asset, which may be significant.  In addition, the price of the reference asset at various times during the term of the Notes could be higher than settlement price on the review dates, and you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

•                  No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity— The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument

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such as the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity.  The outcome of this process is uncertain.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  Reinvestment risk — If your Notes are automatically called prior to the final valuation date, the term of the Notes could be as short as approximately three months.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•                  Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”.  Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices.  These circumstances could adversely affect the price of the reference asset, therefore, the value of the Notes.

•                  The Notes May Be Subject to Certain Risks Specific to Brent Crude — Brent Crude is an energy-related commodity.  Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.  These may include, among others:

o                 changes in the level of industrial and commercial activity with high levels of energy demand;

o                 disruptions in the supply chain or in the production or supply of other energy sources;

o                 price changes in alternative sources of energy;

o                 adjustments to inventory;

o                 variations in production and shipping costs;

o                 costs associated with regulatory compliance, including environmental regulations; and

o                 changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the settlement price of the reference asset on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

♦         the expected volatility of the price of Brent Crude, and of the prices of exchange-traded futures contracts for the purchase or delivery of Brent Crude;

♦         the time to maturity of the Notes;

♦         interest and yield rates in the market generally;

♦         a variety of economic, financial, political, regulatory or judicial events;

♦         global supply and demand for Brent Crude, and supply and demand for exchange-traded futures contracts for the purchase or delivery of Brent Crude;

♦         supply and demand for the Notes; and

♦         our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  Owning the Notes is not the Same as Owning Brent Crude, Futures Contracts for Brent Crude or Certain Other Commodity Related Contracts Directly – The return on your Notes will not reflect the return you would realize if you had actually purchased Brent Crude directly, futures contracts for Brent Crude, or any exchange-traded or over-the-counter instruments based on Brent Crude.  You will not have any rights that holders of such assets or instruments have.

•                  The Notes Offer Exposure to Futures Contracts and Not Direct Exposure to Physical Commodities — The Notes will reflect a return based on the performance of the relevant nearby ICE-traded brent crude futures contract and do not provide exposure to brent crude spot prices.  The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity.

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A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity.  The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa).  Accordingly, the Notes may underperform a similar investment that reflects the return on the physical commodity.

•                  Futures Contracts on Brent Crude Oil are the Benchmark Crude Oil in European Markets— Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European markets, the reference asset will be affected by economic conditions in Europe, as well as by global economic conditions. A decline in economic activity in Europe, or globally, could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the reference asset and, therefore, the Notes.

•                  Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009.  Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some cases, and prices have experienced unprecedented volatility since that time.  In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels.  There is no assurance that prices will again reach their historically high levels or that volatility will subside.  It is possible that lower prices, or increased volatility, will adversely affect the performance of reference asset and, as a result, the market value of the Notes.

•                  Changes in Law or Regulation Relating to Commodity Futures Contracts May Adversely Affect the Market Value of the Notes and the Amounts Payable on Your Notes — Commodity futures contracts such as the reference asset are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries.  The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets.  Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.  While the CFTC has proposed and adopted many of the required regulations, the Dodd-Frank regulatory scheme has not yet been implemented and the ultimate nature, scope and impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation and the CFTC has adopted such rules, although they have not yet become effective. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits.  The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive.  Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes.  Industry trade groups have filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits, and the outcome of that litigation is yet to be seen as of the date of this filing.  If the CFTC prevails in the lawsuit and the rules on position limits are upheld, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity and increase market volatility in the commodities futures contracts such as the reference asset, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity.  In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices.

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Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets.  For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority, the successor to the Committee of European Securities Regulators, which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.”  The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen.  If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts such as the reference asset, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily settlement price from January 7, 2002 through March 6, 2013.  The settlement price of the reference asset on March 6, 2013 was USD 111.08/barrel.

We obtained the settlement prices below from Bloomberg, L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.   The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the reference asset on any day during the term of the Notes, including on the review dates.  We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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